SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Website news release, dated November 8, 2007, entitled “Spreadtrum Receives EDN China’s Innovation Award 2007.”

Exhibit 99.2:	Press release, dated November 18, 2007, entitled “Spreadtrum Communications Acquires Quorum Systems, a Leading CMOS RF Transceiver Designer.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: November 19, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Website news release, dated November 8, 2007, entitled “Spreadtrum Receives EDN China’s Innovation Award 2007.”

Exhibit 99.2:	Press release, dated November 18, 2007, entitled “Spreadtrum Communications Acquires Quorum Systems, a Leading CMOS RF Transceiver Designer.”

Exhibit 99.1

Spreadtrum Receives EDN China’s Innovation Award 2007

November 8, 2007, Shanghai, China – Speadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum”) has received the China Local Innovative Company Award in EDN China’s 2007 Innovation Awards program and its SC6800 GSM/GPRS multimedia entertainment baseband chipset received a Leading Product Award in the Communication IC’s category. EDN China, the premier magazine for China’s electronics design industry, announced the results at its awards ceremony held in Shenzhen.

The EDN Innovation Awards program originated in the United States and recognizes outstanding products and innovators in the electronics industry. In its 17th year, the prestigious award is now one of the most influential electronics design award in North America. Since its introduction in China in 2005, the awards program has been well received by China’s electronics community. EDN uses a combination of voting by readers, balloting by EDN China’s editorial staff and panel judges to determine the ultimate winners of EDN China’s Innovation Awards. Spreadtrum believes that receiving EDN China’s Innovation Award is further validation of Spreadtrum’s innovation capability and leading position in the mobile communications chip industry.

Exhibit 99.2

Spreadtrum Communications Acquires Quorum Systems, a Leading CMOS RF Transceiver Designer.

Shanghai, China, November 18, 2007 – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced that it has entered into a definitive agreement to acquire Quorum Systems, Inc. (“Quorum”), a San Diego-based fabless semiconductor company that specializes in the design of highly integrated CMOS radio frequency (RF) transceivers. Under terms of the agreement, Spreadtrum will pay $55 million in cash and $15 million in stock to Quorum’s shareholders, with up to an additional $6 million in cash for performance based earn-outs expected to be achieved over the next two years.

Commenting on the transaction, Spreadtrum’s President and CEO, Dr. Ping Wu, said, “We are very pleased and excited to have the Quorum team join us. We have been working with the Quorum team for the past two years, and this merger is the next logical step in this partnership. Quorum’s design team brings an average of 10 years of CMOS RF semiconductor experience to Spreadtrum, further increasing our R&D capabilities. We believe Quorum’s RF technology, combined with our strengths in complete baseband and software solutions, will allow us to strengthen our unique position in the competitive mobile wireless communications market, from 2G to 3G, from RF to baseband, from physical layer software to protocol and applications.”

“In just a few years, Spreadtrum has already established itself as a leader in the baseband business, and we are eager to be part of the Spreadtrum team,” stated Dr. Bernard Xavier, President and CEO of Quorum Systems. “Since Quorum’s founding in 2003, our team has developed world-class CMOS multi-band multi-mode RF transceivers, including our QS1000 transceiver for multi-band GSM/GPRS/EDGE applications and the QS3000 transceiver for combined GSM/GPRS/EDGE and 3G HSDPA applications. When compared with competing solutions, we believe that the QS1000 delivers best-in-class power consumption in a very small foot print and extends talk-time by 10-15% in GSM mode and 10-20% in EDGE mode. Meanwhile, we also believe that the QS3000 offers handset designers one of the highest levels of integration for a 3G transceiver and achieves world-class GSM and WCDMA radio performance. Our industry leading CMOS RF transceivers are an excellent complement to Spreadtrum’s unique baseband solutions, with strong synergies, and together, we can make further inroads into the market.”

The boards of directors of both companies and the shareholders of Quorum have approved the definitive agreement. The transaction, which is subject to review by the Committee on Foreign Investment in the United States and customary closing conditions, is expected to close by December 31, 2007.

Webcast and Conference Call:

The Company will host a conference call to discuss the transaction at 8:30 A.M. Eastern Time on Monday, November 19, 2007. An audio webcast will be available simultaneously on the Investor Relations section of the Company’s web site (www.spreadtrum.com). The conference call can be accessed via the following telephone numbers:

USA (Toll Free):	1 888 713 4209
USA (Toll):	1 617 213 4863
Hong Kong (Toll Free):	800 962 844
China (Toll Free):	10 800 130 0399
Participant Passcode:	4173 6091

A replay of the conference call will be available for seven days via the following telephone numbers:

USA (Toll Free):	1 888 286 8010
USA (Toll):	1 617 801 6888
Participant Passcode:	8782 2132

Pre-Registration (optional):

https://www.theconferencingservice.com/prereg/key.process?key=PEQ4QFG6D

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

About Quorum Systems, Inc.:

Quorum Systems is a fabless semiconductor company that develops highly integrated CMOS radio frequency (RF) transceivers. Based in San Diego, California, USA, Quorum has focused on developing key intellectual property that enables multi-band radios to be low cost, low power and high performance. For more information about the company and its products please visit www.quorumsystems.com.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding trends in the semiconductor industry in China, the Company’s share in the Chinese mobile handset market, the synergies to be derived from combining the Company and Quorum, the future positioning of the Company in the mobile wireless communications market, and the Company’s future results of operations, financial condition, and business prospects. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; uncertainty regarding whether and when the transaction would receive the necessary regulatory approvals; the Company’s ability to integrate Quorum’s operations into its own; the Company’s ability to successfully produce Quorum’s RF transceivers in volume; the Company’s ability to sell Quorum’s products to its existing customers; Quorum’s ability to maintain its leadership position in designing low power consumption transceivers; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com